JP Morgan Basics and Industrials Conference
Alcoa – The Momentum Continues
Alain Belda, Chairman and CEO
11 June 2007
Filed by Alcoa Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Registration Statement:
333-142669
Subject Company: Alcan Inc.
Commission File No.:
001-03677

World Aluminum Consumption
(MT)
Outlook for Aluminum is Strong
2005: 32M
2020E: 60.6M
+0.4
+1.1
+0.9
+0.5
+7.1
+0.5 Latin America
+4.1 Western Europe
+2.4 E. Europe, CIS & Other
+4.4 North America
+17.2 Asia
Source:  CRU; McKinsey & Co
1998: 22M
7.2
6.7
1.7
5.6
0.8
14.3
7.2
2.6
6.7
1.2
31.5
11.6
5.0
10.8
1.7

Rapid growth of cities presents significant opportunities for physical infrastructure utilizing products that we currently make
New opportunities in areas like passenger rail, bus, natural disaster survivability products (e.g. hurricane resistant panels), modular housing, integrated building and construction solutions
Global Mega Trends Support Growth

Increasing trade.  Lightweight a key enabler of rapid migration –
payload increases of trucks, transport planes, containers
Lead the development of  lighter, faster, and stronger multi-
product offerings to combat the increasing potential for conflicts and terrorism (e.g. tactical / combat vehicles, fighter aircraft)
Products for ultra-deep oil and gas exploration
Green Building products and solutions to conserve resource
usage (e.g. energy, water, construction materials)
Solar energy products for buildings and utilities
Trends towards miniaturization, hybridization and information integrated products
Light and low maintenance hybrid aircraft structures, lightweight multi-fuel vehicles, durable and easy to clean nano-coated
aluminum
Integrated thermal management for enhanced fuel efficiency
Demographics
Globalization
Natural Resources
& Environment
Science and
Technology Advances

Regional jets
Single-aisle
Twin-aisle
747 and larger
16,800 Airplanes
6%
15%
18%
61%
18,500 Growth Airplanes
7,200 Replacements
9,600 Retained Fleet
35,300 Airplanes
4%
16%
22%
58%
2004
2024
Source: Boeing 2005 Current Market Outlook

Commercial Aircraft Delivery Forecast
Large Commercial Transports & Regional Jets
2000
1800
1600
1400
1200
1000
800
600
400
200
0
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
Source: Airline Monitor, 01/06

North American Light Vehicle Aluminum Content
lbs. per vehicle
400
300
200
100
0
81 83 84 87 100 114 118 120 130 133 135 137 139 141 145 150 157 165 174 183 192 202 212 224 233 242 251 258 265 275 285 295 307 319 328 337 346 355
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
Source: Ducker

4 Market Dynamics Aerospace Automotive Oil and Gas Aerospace

2007 Growth Rates
China
32.4%
North America
0.0%
Europe
3.0%
Latin America
4.4%
Asia w/o China
4.5%
CIS
4.7%
World
10.0%
0%
5%
10%
15%
20%
25%
30%
35%

5 Aluminum Consumption Growth Rates Source: Alcoa analysis

Chinese Primary Production 991,000 mt April 2007 vs 965,000 March 2007 & 724,000 April 2006
Annualized Run Rate 12.0 mmt vs 11.3 mmt March 2007 & 8.8 mmt April 2006

Monthly (000 mt)
1,100
1,050
1,000
950
900
850
800
750
700
650
600
550
500
Annualized Run Rate (mmt)
13,200
12,600
12,000
11,400
10,800
10,200
9,600
9,000
8,400
7,800
7,200
6,600
6,000
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Monthly
Annualized Run Rate

6 China Production Rising to Meet Demand Growth Source: IAI and China Nonferrous Industry Association

ALCOA

Alumina Surplus or (Deficit)

Million MT
4
3
2
1
0
(1)
(2)
0.3
(1.3)
0.6
1.0
0.0
2004
2005
2006
2007
2008

Aluminum Surplus or (Deficit)

Million MT
1.0
0.5
0.0
(0.5)
(1.0)
0.6
0.1
(0.6)
0.3
0.2
2004
2005
2006
2007
2008

7 Source: Alcoa analysis Supply / Demand Projections

Reported Unwrought Stocks as Days Global Consumption & LME 3 Month Monthly Average
Global Consumption = 99,115 Tons/Day
27.57 Days April 2007 vs. 27.18 Days Mar 2007 & 31.67 Days April 2006
3 Month $2,850.50 Per Metric Ton May 2007 vs. $2,758.00 Per Metric Ton April 2007
Reported Stocks: Comex, IAI Japan Port, LME & SME
Days of Consumption
91
84
77
70
63
56
49
42
35
28
21
14
7
0
LME Price/MT ($)
$3,000
$2,900
$2,800
$2,700
$2,600
$2,500
$2,400
$2,300
$2,200
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
Aug-94
Dec-94
Apr-95
Aug-95
Dec-95
Apr-96
Aug-96
Dec-96
Apr-97
Aug-97
Dec-97
Apr-98
Aug-98
Dec-98
Apr-99
Aug-99
Dec-99
Apr-00
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Reported Stocks Days of Consumption
LME 3 M Price

8 Days of Consumption Source: IAI, Reuters and LME

1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
0 5,000 10,000 15,000 20,000 25,000 30,000
Worldwide Production - 000 MT
2006 Smelter Cash Cost Curve
Source:  CRU full operating cost
75
th
Percentile
$2,044

Bloomberg ROC Trailing 12 Months
Including Growth Capex
14%
12%
10%
8%
6%
7.8%
8.3%
8.3%
8.3%
9.7%
11.2%
12.2%
13.2%
12.7%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

Bloomberg ROC Trailing 12 Months
Excluding Growth Capex
16%
14%
12%
10%
8%
6%
8.4%
9.2%
9.3%
9.5%
11.2%
12.8%
14.1%
16.2%
15.6%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

Cash from Operations
$ Millions
$1,200
$1,000
$800
$600
$400
$200
$0
($200)
($400)
1Q05
(239)
2Q05
383
3Q05
493
4Q05
1,039
1Q06
(213)
2Q06
699
3Q06
748
4Q06
1,333
1Q07
527

10 Momentum Continues

11 Momentum Builders Record 2006 Financial Performance Disciplined Capital Management – Debt restructuring – 2007 peak capital spending year – Shareholder return initiatives

Momentum Builders
Continued Improvement in Downstream Performance
–
Consistent quarter over quarter improvement
–
Proprietary technology and unique equipment
–
Continued new product development
–
Significant investments in productive assets
–
Unique and proprietary products for growing end markets

Momentum Builders
Realization of the Growth Projects
–
Pinjarra refinery expansion
–
50% aerospace sheet & plate capacity increase
–
Iceland smelter
–
Russia and China rolling assets
–
Sao Luis refinery expansion
–
Juruti bauxite mine development

Slow Cooker
Oven Bags
Zip'n'Seal
Reynolds Wrap Release
Reynolds Wrap Heavy Duty
Bacofoil

AQUARIUS

Momentum Builders
Continued Portfolio Management
–
Sale of Alcoa Home Exteriors
–
Creation of a soft alloy extrusions joint venture
–
November 2006 downstream restructuring
–
Exploration of disposition of packaging assets
–
Strategic review of selected automotive businesses
–
Offer for Alcan

A Winning Strategic Combination
Creates the premier fully integrated aluminum company
Enhanced cash flow and $1 billion in annual synergies
Significant scale to compete in a changing environment
Optimized portfolio of upstream assets
Enhanced capacity for growth
Strong technology, operations and talent
Shared values and commitment to sustainability

Alcoa
Alcan
Shared
Refinery
Smelter
Mine
Juruti
Suriname
Brunei
North Iceland
Kitimat
Coega
Quebec
Isal
Ningxia
Jamalco
Sohar I
Sohar II
Sao Luis
Wagerup
Vietnam
Ghana
Gove
Guinea
Global Growth Opportunities
Source:  Company filings and press releases
Victoria Ops
Saudi Arabia
Trinidad
Madagascar

$1 billion annual pre-tax synergies
Includes overhead, manufacturing process
optimization and procurement
Phased in over 3 years
One-time implementation costs
approximately $1 billion
$1 Billion of Defined & Achievable Synergies
Direct materials
Indirect materials
$200 Procurement
Eliminate redundant overhead costs
Complementary technology
$400 Overhead Productivity
Comments Value ($mm) Type
Leverage expertise from both companies to create
more efficient combined company
$1,000 Total Synergies
Supply chain / logistics efficiencies
Manufacturing overhead optimization
Cross-Deployment of best practices
$400 Manufacturing Process Optimization
Overhead
Manufacturing
Procurement
40%
40%
20%

Dual headquarters in Montreal and New York
–
Strategic management functions in each city
Significant Canadian Board representation
Alumina and Primary Metals business based in Montreal
–
Would be the largest aluminum company in the World
–
$32.3 billion in total revenue
–
38,000 employees operating in 29 countries
Headquarters of Global Growth group – decision-making
centered in Quebec
Quebec becomes center of aluminum innovation
–
Alcan AP50 carbon smelting technology at the Complexe Jonquiere
–
Alcoa post carbon “inert anode” technology pilot deployment in
Quebec
Increased Commitment to Canada
Corporate
Presence
Global
Business
R&D
Center
The Global Primary Products business headquartered in
Montreal will be one of the largest companies in Canada

The industry has changed significantly with emerging global
players in Russia, China, India and the Middle East who are
quickly expanding and adding capacity
We have carefully considered the regulatory approvals
We have a well-developed, detailed roadmap to resolve regulatory approvals through targeted divestitures in the appropriate
industry segments
We continue to be engaged in significant and meaningful
discussions with the regulatory agencies
On June 5
th
, we filed the notification and report forms required
under the Hart-Scott-Rodino Antitrust Improvement Act of 1976
We are confident that the transaction will be approved
Regulatory Approvals

A Winning Strategic Combination
Creates the premier fully integrated aluminum company
Enhanced cash flow and $1 billion in annual synergies
Significant scale to compete in a changing environment
Optimized portfolio of upstream assets
Enhanced capacity for growth
Strong technology, operations and talent
Shared values and commitment to sustainability

21

Forward-Looking Statements
Certain statements and assumptions in this communication contain or are based on "forward-looking" information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like "anticipates," "believes,"
"estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward- looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa's control.  Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa's ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa's and Alcan's development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms;  the availability of financing for Alcoa's and Alcan's development projects on reasonable terms; Alcoa's and Alcan's respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa's and Alcan's ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa's and Alcan's costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S.
dollars; engineering and construction timetables and capital costs for Alcoa's and Alcan's development and expansion projects;
market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa's and Alcan's ongoing relations with their respective employees and with their respective business partners and joint venturers.

Forward-Looking Statements
Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:
•Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;
•Alcoa's operations consume, and the combined company's operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;
•The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;
•Union disputes and other employee relations issues could adversely affect Alcoa's and/or the combined company's financial results;
•Alcoa and/or the combined company may not be able to successfully implement its growth strategy;
•Alcoa's operations are, and the combined company's operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;
•Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;
•Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;
•Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;
•Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;
•Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;
•Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;
•Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;
•Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and
•Unexpected events may increase Alcoa's and/or the combined company's cost of doing business or disrupt Alcoa's and/or the combined company's operations.
See also the risk factors disclosed in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration
Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO
(the “Schedule TO”).  This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule
TO.  ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL
OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT
ALCOA, ALCAN AND THE OFFER.  Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities ("CSRA") are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674.  In addition,
Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217
(French).
While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.
Where to Find Additional Information

25 APPENDIX

Return on Capital (ROC) is presented based on Bloomberg Methodology which calculates ROC based on trailing four quarters.
Reconciliation of Return on Capital
1Q'07 4Q'06 3Q'06 2Q'06 1Q'06 4Q'05 3Q'05 2Q'05 1Q'05
Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg
(In Millions)
Method Method Method Method Method Method Method Method Method
Net income $2,302 $2,248 $2,113 $1,865 1,581 $1,233 $1,270 $1,271 $1,215
Minority interests $446 $436 $418 $368 304 $259 $230 $239 $252
Interest expense (after-tax)
$281 $291 $272 $268 $274 $261 $263 $234 $206
Numerator (sum total)
$3,029 $2,975 $2,803 $2,501 $2,159 $1,753 $1,763 $1,744 $1,673
Average Balances
Short-term borrowings $441 $386 $349 $306 $342 $279 $155 $152 $185
Short-term debt $360 $451 $449 $55 $53 $58 $272 $273 $269
Commercial paper $972 $1,192 $1,678 $1,501 $1,652 $771 $581 $553 $815
Long-term debt $5,767 $4,861 $4,915 $5,333 $5,243 $5,309 $5,746 $5,920 $6,023
Preferred stock $55 $55 $55 $55 $55 $55 $55 $55 $55
Minority interests $1,669 $1,583 $1,416 $1,340 $1,280 $1,391 $1,332 $1,253 $1,263
Common equity $14,621 $13,947 $14,120 $13,834 $13,611 $13,282 $13,045 $12,761 $12,766
Denominator (sum total)
$23,885 $22,475 $22,982 $22,424 $22,236 $21,144 $21,185 $20,967 $21,376
Return on Capital 12.7% 13.2% 12.2% 11.2% 9.7% 8.3% 8.3% 8.3% 7.8%

Return on capital, excluding growth investments is a non-GAAP financial measure.  Management believes that this measure is meaningful to investors because it provides greater insight with respect to the underlying operating performance of the company’s productive assets.  The company has significant growth investments underway in its upstream and downstream businesses, as previously noted, with expected completion dates over the next several years.
As these investments generally require a period of time before they are productive, management believes that a return on capital measure excluding these growth investments is more representative of current operating performance.
Reconciliation of Adjusted Return on Capital
1Q'07 4Q'06 3Q'06 2Q'06 1Q'06 4Q'05 3Q'05 2Q'05 1Q'05
Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg
(In Millions)
Method Method Method Method Method Method Method Method Method
Numerator (sum total) $3,029 $2,975 $2,803 $2,501 $2,159 $1,753 $1,763 $1,744 $1,673
Russia, Bohai, and Kunshan
net losses ($79) ($74) ($85) ($78) ($86) ($71) ($48) ($41) ($12)
Adjusted numerator
$3,108 $3,049 $2,888 $2,579 $2,245 $1,824 $1,811 $1,785 $1,685
Average Balances
Denominator (sum total) $23,885 $22,475 $22,982 $22,424 $22,236 $21,144 $21,185 $20,967 $21,376
Capital projects in progress and
Russia, Bohai, and Kunshan
capital base $3,945 $3,655 $2,540 $2,330 $2,139 $1,913 $1,776 $1,478 $1,403
Adjusted denominator $19,940 $18,820 $20,442 $20,094 $20,097 $19,231 $19,409 $19,489 $19,973
Return on capital, excluding
growth investments
15.6% 16.2% 14.1% 12.8% 11.2% 9.5% 9.3% 9.2% 8.4%